EXHIBIT I
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                                     [LOGO]
                                   DESCARTES




                               Financial Results
                              For the Fiscal 2003
                              Third Quarter Ended
                                October 31, 2002

                                   (US GAAP)














The Descartes Systems Group Inc.
120 Randall Drive, Waterloo, Ontario, N2V 1C6 CANADA www.descartes.com









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FISCAL 2003 THIRD QUARTER REPORT TO SHAREHOLDERS
CHAIRMAN'S MESSAGE

Dear Shareholder,

Our performance in the third quarter demonstrates that we have executed against the initiatives established nine months ago.

Our cost structure is now aligned with the Company's network revenue model, all sales-related activities have been regionalized for greater customer service and satisfaction and we continue to innovate new products to drive customer activity. We believe that our results this quarter show that the Company is well positioned to address the market for Network-Based Logistics.

FINANCIAL SUMMARY

For the quarter ended October 31, 2002, total revenues were $17.5 million, with Network-Based Logistics revenues reaching $10.7 million, software license revenues of $3.8 million and service revenues of $3.0 million. Network- Based Logistics revenues increased 18% from $9.0 million in the third quarter, fiscal year 2002, while software license revenues declined 36% from $5.9 million for the same period reflecting the Company's shift in its pricing model and the general softness in the software license market. Service revenues declined 9% from $3.3 million in the same period last year as a result of the Company's increasing shift to less service-intensive Network-Based Logistics revenues.

On a US GAAP basis, the Company reported a loss of $5.1 million, or 10 cents per basic and diluted share, compared to a loss of $15.6 million, or 30 cents per basic and diluted share, for the same quarter last year. The decline in loss between the two quarters is attributable to the cessation of goodwill amortization in accordance with the new business combinations standards adopted February 1, 2002 and an improvement on the net margin line. For the third quarter of the fiscal year 2003, the Company reported adjusted earnings of $472,000, or 1 cent per basic and diluted share. This compares with an adjusted loss of $2.8 million, or 5 cents per share, recorded in the same quarter one year ago. (For the definition of adjusted earnings and the reconciliation between US GAAP-based results of operations and the adjusted earnings, reference should be made to page 4 of this report.)

ADDITIONAL FINANCIAL HIGHLIGHTS

Gross margins improved to 67% in the third quarter compared to 62% in the third quarter a year ago through improved margins in the Company's network operations and an increase in margins from services activities. By moving profit and loss responsibilities to the regions, services margins improved this quarter. For the third quarter of the fiscal year 2003 services margins grew to 30%, up from a loss of 12% in the previous quarter and showing improvement on margins of 6% in the same quarter last year.

At the end of October 2002, cash and marketable securities totaled $182.3 million.

OPERATIONAL HIGHLIGHTS

During the quarter, the Company acquired the remaining interest in Tradevision AB, making the company a wholly owned subsidiary of Descartes. The acquisition was rapidly integrated within four weeks resulting in significant anticipated cost-savings through the consolidation of operations and potential market opportunities for the reselling of Tradevision products by the established Descartes sales force.

During the quarter, Descartes demonstrated its ability to leverage its strong installed base with more than 50% of the quarter's 130 sign-ups representing additional services sold to existing customers.

The Company hosted two highly successful customer-focused events during the quarter designed to increase awareness of Descartes and provide customers and prospects with an opportunity to learn more about driving logistics excellence in their own operations.

Descartes continues its commitment to be at the forefront of technological advancement. In the quarter the Company introduced Roadshow Express, a unique Descartes Routing and Scheduling offering that enables small fleet owners and fixed route distributors to optimize their delivery routes using a low-cost service, rather than a software solution.

The Company also introduced AS2 (EDIINT), a protocol that will help ensure trading partners on the Descartes Global Logistics Services Network communicate regardless of individual business practices or technology applications.

We are very well positioned to address the market for Network-Based Logistics with both a solid foundation and the right organizational structure. Thank you for your continued support and we look forward to reporting to you in our next quarter.

/s/ Peter Schwartz
-------------------------------------
Peter Schwartz
Chairman and Co-Chief Executive Officer
December 2002

                                                                               1
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THE DESCARTES SYSTEMS GROUP INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
NINE MONTHS ENDED OCTOBER 31, 2002
(US Dollars; US GAAP)

The following discussion and analysis should be read in conjunction with the unaudited Consolidated Financial Statements of The Descartes Systems Group Inc. ("Descartes" or the "Company") for the nine months ended October 31, 2002 appearing elsewhere in this Quarterly Report to Shareholders. It should also be read in conjunction with the audited annual Consolidated Financial Statements and the Management's Discussion and Analysis ("MD&A") for the fiscal year ended January 31, 2002 included in the Company's most recent Annual Report to Shareholders. The Company prepares and files its consolidated financial statements and MD&A in United States (US) dollars and in accordance with US Generally Accepted Accounting Principles ("GAAP"). The Company also prepares and files its consolidated financial statements and MD&A in accordance with Canadian Generally Accepted Accounting Principles, in US dollars, which are mailed to all Canadian shareholders and are made available to US shareholders. All dollar amounts are in US currency, unless otherwise indicated.

CERTAIN STATEMENTS MADE IN THE MD&A, INCLUDING STATEMENTS RELATING TO THE COMPANY'S EXPECTATIONS CONCERNING FUTURE REVENUES AND EARNINGS, MARKET OPPORTUNITY AND THE SUFFICIENCY OF CAPITAL TO MEET WORKING CAPITAL AND CAPITAL EXPENDITURE REQUIREMENTS, CONSTITUTE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS DOCUMENT, THE WORDS "BELIEVES," "PLANS," "EXPECTS," "ANTICIPATES," "INTENDS," "CONTINUE," "MAY," "WILL," "SHOULD" OR THE NEGATIVE OF SUCH TERMS AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD- LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT MAY CAUSE FUTURE RESULTS TO DIFFER MATERIALLY FROM THOSE EXPECTED. FACTORS THAT MAY CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THE FACTORS DISCUSSED UNDER THE HEADING "RISK FACTORS" APPEARING ELSEWHERE IN THIS REPORT. IF ANY OF SUCH RISKS ACTUALLY OCCUR, THEY COULD MATERIALLY ADVERSELY AFFECT THE COMPANY'S BUSINESS, ITS FINANCIAL CONDITION OR RESULTS OF OPERATIONS. IN THAT CASE, THE TRADING PRICE OF THE COMPANY'S COMMON SHARES COULD DECLINE, PERHAPS MATERIALLY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY SUCH FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. DESCARTES DOES NOT UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN THE COMPANY'S EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED.

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THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002        2
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RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the results of operations of the Company in millions of US dollars (except per share and weighted average share amounts):

                                   Three Months                  Nine Months
                                 Ended October 31,            Ended October 31,
                                 2002         2001            2002         2001
--------------------------------------------------------------------------------
Revenues                         17.5         18.2            52.3         61.4
Cost of Sales                    (5.7)        (7.0)          (21.5)       (20.4)
Gross Margin                     11.8         11.2            30.8         41.0
Operating Expenses              (12.8)       (15.9)          (46.4)       (51.2)
Net Margin                       (1.0)        (4.7)          (15.6)       (10.2)
Acquisition Related Expenses     (2.4)        (8.7)           (7.4)       (38.0)
Restructuring Cost               (2.5)        (4.0)           (9.7)        (4.0)
Loss from Operations             (5.9)       (17.4)          (32.7)       (52.2)
Investment Income net of
Interest Expense                  0.8          1.7             2.2          4.8
Loss before Undernoted           (5.1)       (15.7)          (30.5)       (47.4)
Income Tax Recovery (Expense)      -           0.1             0.4         (0.1)
Loss before Minority Interest
and Extraordinary Item           (5.1)       (15.6)          (30.1)       (47.5)
Minority Interest                 0.4           -              0.4           -
Loss before Extraordinary Item   (4.7)       (15.6)          (29.7)       (47.5)
Extraordinary Item               (0.4)          -               -            -
Loss                             (5.1)       (15.6)          (29.7)       (47.5)
Loss Per Share before
Extraordinary Item
Basic and Diluted               (0.09)       (0.30)          (0.57)       (0.94)
Loss Per Share after
Extraordinary Item
Basic and Diluted               (0.10)       (0.30)          (0.57)       (0.94)
Weighted Average Shares
Outstanding (millions)
Basic and Diluted               52.2         52.1            52.2         50.4
--------------------------------------------------------------------------------

For the nine months ended October 31, 2002, the Company recorded a loss of $29.7 million, or 57 cents per basic and diluted share, compared with a loss of $47.5 million, or 94 cents per basic and diluted share, recorded for the same period during the last fiscal year. The decline in loss between the two periods is attributable to the cessation of goodwill amortization in accordance with the new business combinations standards adopted February 1, 2002 and the absence of a write-down of long-term investments and write- off of purchased in-process research and development recorded in the first nine months of last year partially offset by an increased loss on the net margin line. The current nine-month results also reflect a restructuring cost of $9.7 million as compared to $4.0 million in the same period during the last fiscal year. Excluding the goodwill amortization included in the results of the last fiscal year, the loss for the nine months ended October 31, 2001, was $29.4 million, or 58 cents per basic and diluted share.

For the quarter ended October 31, 2002, the loss amounted to $5.1 million, or 10 cents per basic and diluted share, compared with a loss of $15.6 million, or 30 cents per basic and diluted share, in the same quarter last year. The loss for the current period is net of $0.4 million for the minority shareholder's interest in the post acquisition losses of Tradevision AB not previously recognized in the results of the operations. The decline in loss between the two quarters is attributable to the cessation of goodwill amortization in accordance with the new business combinations standards adopted February 1, 2002 and an improvement on the net margin line. The current quarter results also reflect a restructuring cost of $2.5 million as

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THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002        3
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compared to $4.0 million in the same quarter last year. Excluding the goodwill amortization included in the results of the third quarter last year, the loss for the three months ended October 31, 2001, was $9.3 million, or 18 cents per basic and diluted share.

In order to provide an operational comparison of the results for the three and nine months ended October 31 of fiscal years 2003 and 2002, respectively, the following table excludes from the Company's US GAAP- based loss the effect of acquisition-related expenses (amortization and write-off of acquired intangibles and long-term investments) and other one-time and non-recurring charges (in millions of US dollars except per share and weighted average share amounts):

SUPPLEMENTAL
FINANCIAL
INFORMATION                            Three Months             Nine Months
ADJUSTED EARNINGS                    Ended October 31,       Ended October 31,
(LOSS)                                2002       2001         2002        2001
--------------------------------------------------------------------------------
LOSS AS REPORTED
UNDER US GAAP                        (5.1)      (15.6)       (29.7)      (47.5)
Adjustments:
Amortization of goodwill (1)           -          6.3           -         18.1
Amortization of intangibles (1)       2.4         2.4          7.4         5.6
Write-down of long-term
investments (1)                        -           -            -          9.8
Purchased in-process research
and development (1)                    -           -            -          4.5
Amortization of deferred
compensation (1)                      0.3         0.1          0.5         1.0
Restructuring cost (2)                2.5         4.0          9.7         4.0
Special reserve for doubtful
accounts (2)                           -           -           2.9         3.5
Loss on purchase of convertible
debentures (2)                        0.4          -            -           -
Arbitration award and related
costs (2) (3)                          -           -           2.0          -
EARNINGS (LOSS) AS
ADJUSTED (4)                          0.5        (2.8)        (7.2)       (1.0)
EARNINGS (LOSS) PER
SHARE AS ADJUSTED
Basic and diluted                     0.01       (0.05)       (0.14)      (0.02)
WEIGHTED AVERAGE
SHARES OUTSTANDING
Basic (millions)                     52.2        52.1         52.2        50.4
Diluted (millions)                   52.2        52.1         52.2        50.4
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Notes:

(1) Earnings (loss) as prescribed by US GAAP have been adjusted by these items as they represent acquisition-related charges which vary substantially from period to period due to the Company's acquisition activities as well as its impairment assessments.

(2) Earnings (loss) as prescribed by US GAAP have been adjusted by these items as they represent one-time and non-recurring charges.

(3) The US GAAP loss includes a one-time arbitration award of $1.2 million payable by the Company. A provision of $2.0 million has been included in general and administrative expenses as an estimate of the total potential amount payable relating to this matter inclusive of legal costs.

(4) Adjusted earnings (loss) do not have any standardized meaning prescribed by US GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

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THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002        4
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The adjusted results for the nine months ended October 31, 2002 reflect a loss of $7.2 million, or 14 cents per basic and diluted share, compared with an adjusted loss of $1.0 million, or 2 cents per basic and diluted share, in the nine months ended October 31, 2001. The decline resulted primarily from lower revenues and investment income partially offset by a decline in operating expenses. The adjusted results for the quarter ended October 31, 2002 reflect earnings of $0.5 million, or 1 cent per basic and diluted share, compared with an adjusted loss of $2.8 million, or 5 cents per basic and diluted share, in the quarter ended October 31, 2001. The decline in revenues and investment income was more than offset by a decline in operating expenses.

CRITICAL ACCOUNTING POLICIES

USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. While the Company believes that such estimates are fair when considered in conjunction with the condensed consolidated financial position and results of operations taken as a whole, the actual results, when known, will vary from these estimates.

REVENUE RECOGNITION. Descartes recognizes revenue in accordance with the American Institute of Certified Public Accountants' Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") and the US Securities Exchange Commission's Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101").

Descartes' revenues are generated principally from (i) ongoing network usage fees in the form of transactional and monthly subscription fees, (ii) software licenses that grant customers the right to use the Company's software products,
(iii) professional services revenues from a variety of services related to the implementation, training in use and support of the Company's software, including project management, consulting and other services, and (iv) maintenance and other revenues, which include revenues associated with annual software maintenance and support services.

Network-related revenues generally consist of fees arising from the customers processing transactions through the Company's Global Logistics Services Network ("GLSN") and are recognized as the transactions occur.

In accordance with SOP 97-2, as amended, revenues derived from multiple element software sale arrangements are recognized in earnings based on the relative fair values of the individual elements. Software license revenues are recognized upon execution of a contract and delivery of software, provided that the license fee is fixed or determinable and no significant production, modification or customization of the software is required and collection is considered probable by management. If the revenue recognition criteria above are not satisfied, amounts received from customers are classified as deferred revenue on the balance sheet until such time as the revenue recognition criteria are met.

Service revenues are primarily derived from fees for consulting, implementation and training services related to the Company's logistics solutions and are recognized as the services are performed.

Maintenance revenues are normally billed in advance and recorded as deferred revenues. Deferred revenue resulting from maintenance contracts is amortized to earnings ratably over the term of the maintenance period.

GOODWILL AND INTANGIBLE ASSETS. Descartes accounts for goodwill in accordance with the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which it adopted effective February 1, 2002. SFAS No. 142, among other things, requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. The Company has designated February 1 as the date for its annual impairment test. Upon adoption of this accounting standard, the Company was required to perform a transitional impairment test of the carrying value of goodwill. Using the valuation methodology selected by the Company, which is

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THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002        5
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based on the market capitalization of Descartes' outstanding common shares, the transitional impairment test indicated that the carrying value of goodwill was not impaired.

Should the fair value of the Company's net assets, determined by the Company's market capitalization, be less than the carrying value of its net assets, the Company may have to recognize a goodwill impairment loss at future annual impairment test dates. Reference should be made to the discussion provided under the caption "Volatility of Share Prices" appearing in the Risk Factors section of this report.

REVENUES

The following table provides an analysis of revenues (in millions of US dollars and proportion of total revenues) generated over each of the quarters indicated:

                   Three Months Ended October 31,  Nine Months Ended October 31,
                      2002          2001               2002          2001
--------------------------------------------------------------------------------
License and
Network               14.5          14.9               44.3          52.2
Percentage of
Revenues               83%           82%                85%           85%
Service and
Maintenance            3.0           3.3                8.0           9.2
Percentage of
Revenues               17%           18%                15%           15%
Total Revenues        17.5          18.2               52.3          61.4
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Total revenues of $52.3 million generated in the nine-month period ended October
31, 2002 represent a decline of 15% from the same period last year. For the quarter ended October 31, 2002, total revenues were $17.5 million, representing a decline of 4% from the same quarter last year.

LICENSE AND NETWORK. The decline in license and network revenues for the three and nine months ended October 31, 2002, is reflective of the general economic slowdown and due to the full transition of the Company's pricing model to a recurring revenue based business model for its network applications. As a result of these two factors, there were not as many significant license transactions in the first nine months of fiscal 2003 compared with the previous year. In the nine months ended October 31, 2002, revenues from network represented approximately 70% of license and network revenues compared with 49% in the first nine months of the last fiscal year. This increase is directly attributable to a continued shift in the Company's business model towards recurring network-based transactional fees, as well as the acquisition of TranSettlements, Inc. in June 2001 and the subsequent acquisition of Tradevision AB, both of which generate network-based revenues. License and network revenues as a percentage of total revenues were flat at 85% for the comparable nine-month periods presented. For the three months ended October 31, 2002, license and network revenues as a percentage of total revenues increased 1% as compared to the same three months in fiscal 2002 as a result of lower service and maintenance revenues.

SERVICE AND MAINTENANCE. Service and maintenance revenues in the quarter declined to $3.0 million, representing 17% of total revenues, from $3.3 million in the third quarter of fiscal year 2002. For the nine months ended October 31, 2002, service and maintenance revenues fell to $8.0 million from $9.2 million in the same period of the previous year. This decrease is primarily due to the continued movement from a predominantly software sale model which requires higher installation and maintenance services toward a network-based business model that is less service intensive. The general economic slowdown also was a contributor to the decline in service and maintenance revenues.

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THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002        6
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COST OF SALES

The following table provides an analysis of cost of sales (in millions of US dollars) and gross margins:

                                       Three Months Ended     Nine Months Ended
                                           October 31,            October 31,
                                       2002          2001     2002         2001
--------------------------------------------------------------------------------
License and    Revenues                14.5          14.9     44.3         52.2
Network        Cost of Sales           (3.6)         (3.8)   (13.4)       (11.7)
               Gross Margin            10.9          11.1     30.9         40.5
               Percentage of Revenues   75%           75%      70%          77%

Service and    Revenues                 3.0           3.3      8.0          9.2
Maintenance    Cost of Sales           (2.1)         (3.2)    (8.1)        (8.7)
               Gross Margin             0.9           0.1     (0.1)         0.5
               Percentage of Revenues   30%            6%      (1%)          7%

Total          Revenues                17.5          18.2     52.3         61.4
               Cost of Sales           (5.7)         (7.0)   (21.5)       (20.4)
               Gross Margin            11.8          11.2     30.8         41.0
               Percentage of Revenues   67%           62%      59%          67%
--------------------------------------------------------------------------------

The Company's gross margin in the first nine months of fiscal 2003 has declined from the first nine months of fiscal 2002 due to the shift in the Company's business model from higher margin license to lower margin network-based revenues. For the third quarter of fiscal 2003 as compared to the third quarter of fiscal 2002, the total gross margin increased to 67% from 62% as a percentage of total revenues. This increase is a result of an improvement in service and maintenance gross margins during the third quarter.

COST OF LICENSE AND NETWORK SALES. Cost of license and network sales consists of internal costs as well as the costs related to sales of third party software such as license fees and royalties. Cost of license and network sales as a percentage of related revenues in the first nine months of fiscal 2003 increased to 30% from 23% in the same period last year. The increase is due mainly to the Company's strategic transition to a network-based revenue model and pricing, which has lower margins than an upfront license fee model. The change in dollar amounts reflects the increased investment in network infrastructure as well as incremental network costs from acquisitions made in the past two fiscal years. The cost of license and network sales as a percentage of related revenues was flat at 25% in the third quarter this year as compared to the third quarter last year. The percentage was flat since the increase from the transition to a network- based revenue model and pricing was equally offset by a decrease that resulted from the restructuring initiatives announced in June 2002.

COST OF SERVICE AND MAINTENANCE SALES. Cost of service and maintenance sales consists primarily of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support. The service and maintenance margin for the comparable nine-month periods has decreased from the same period last year due to the Company's ongoing investment in customer installation services and training of network partners with the objective of creating more network traffic. This strategy has resulted in increased network revenues. For the three months ended October 31, 2002, service and maintenance margins improved as compared to the three months ended October 31, 2001, primarily as a result of cost savings that resulted from moving profit and responsibilities to the regions as well as the restructuring initiatives announced in June 2002.

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THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002        7

OPERATING EXPENSES

The following table provides an analysis of the Company's operating expenses in millions of US dollars and as a percentage of total revenues over the quarters indicated:


                             Three Months Ended          Nine Months Ended
                                 October 31,                 October 31,
                             2002          2001         2002           2001
------------------------------------------------------------------------------
Total Revenues               17.5          18.2         52.3           61.4

Sales and Marketing           6.8           6.5         23.9           23.7
Percentage of Revenues        39%           36%          46%            39%
Research and Development      2.7           6.6         12.5           18.9
Percentage of Revenues        15%           36%          24%            31%
General and Administrative    3.3           2.8         10.0            8.6
Percentage of Revenues        19%           15%          19%            14%
Total Operating Expenses     12.8          15.9         46.4           51.2
Percentage of Revenues        73%           87%          89%            84%
--------------------------------------------------------------------------------

In the first nine months of fiscal 2003, total operating expenses, as a percentage of revenues, increased to 89% from 84% in the same period last year. General and administrative expenses for the current nine months include an arbitration award against the Company of $1.2 million. A provision of $2.0 million has been included in general and administrative expenses as an estimate of the total potential amount payable relating to this matter inclusive of legal costs. Excluding this arbitration award and related costs, general and administrative expenses and total operating expenses as a percentage of revenues for the first nine months of fiscal 2003 would have been 15% and 85%, respectively. Although total operating expenses were reduced on an absolute dollar basis, as a percentage of revenues operating expenses increased as a result of lower revenues, in the current nine-month period as compared to the same period last year. In order to lower the overall operating expenses, the Company commenced further restructuring plans in June 2002 in order to align its cost structure with its network revenue model and to streamline its corporate operations. As a result of these restructuring plans, the overall operating expenses in the three months ended October 31, 2002, declined to 73% of revenues compared with 87% in the same quarter last year.

SALES AND MARKETING. Sales and marketing expenses include salaries, commissions and other personnel- related costs, bad debt expenses, travel expenses, advertising programs and services and other promotional activities associated with selling and marketing the Company's products and services. As a percentage of total revenues, sales and marketing expense increased to 46% for the first nine months of fiscal 2003, compared with 39% in the same period last year. A special reserve for doubtful accounts was recorded in both the second quarter of this year and the second quarter of last year in the amount of $2.9 million and $3.5 million, respectively. Excluding this charge, sales and marketing revenue as a percentage of total revenues for the first nine months of fiscal 2003 was 40% as compared to 33% in the prior year. This percentage increase was a result of lower revenues due to the full transition of the Company's pricing model to a recurring revenue based business model for its network applications. Sales and marketing expenses for the quarter ended October 31, 2002, increased $0.3 million as compared to the same quarter last year and as a percentage of revenues, such expenses increased to 39% from 36% last year. This increase resulted from the Company's continued investment in its sales force in order to drive growth.

RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with the Company's research and product development activities. These costs are accounted for in accordance with the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software To Be Sold, Leased, or Otherwise Marketed." The Company considers that technological feasibility has been established once a working model of a product has been produced and tested. To date, development costs incurred between the completion of a working model and the point where the product is released have been insignificant; thus all research and

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THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002        8
development costs have been charged to the consolidated statements of operations in the period in which they were incurred.

Research and development costs in both nine-month and three-month periods declined from the same periods during the last fiscal year due to the implementation of the August 2001 and June 2002 restructuring plans. As a percentage of revenues, such costs declined substantially from 31% to 24% for the comparable nine-month periods and to 15% in the three-month period ended October 31, 2002 from 36% the same quarter of the last fiscal year.

GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative expenses for the current nine-month period include an arbitration award of $1.2 million payable by the Company. A provision of $2.0 million has been included in general and administrative expenses as an estimate of the total potential amount payable relating to this matter inclusive of legal costs. Excluding the impact of these costs, general and administrative expense as a percentage of revenues increased marginally for the comparable nine-month periods. For the three months ended October 31, 2002 general and administrative expense as a percentage of revenues increased to 19% as compared to 15% in the same three months last year. The percentage increase in the current quarter is reflective of the reallocation of certain costs under the new organizational alignment and of lower revenues.

ACQUISITION-RELATED EXPENSES

In the first nine months of fiscal 2003, acquisition-related expenses amounted to $7.4 million compared with $38.0 million in the same period last year. These expenses are comprised of the amortization of goodwill and intangibles acquired on business combinations, write-down of long-term investments as well as the write-off of purchased in-process research and development costs. In the third quarter of this fiscal year, such expenses amounted to $2.4 million compared with $8.7 million in the third quarter of the last fiscal year. The amount of these costs is dependent on the Company's acquisition activities. The decline is attributable to the absence of goodwill amortization in fiscal 2003 in accordance with the new business combination standards, as well as a $9.8 million impairment provision recorded against certain of the Company's long-term investments in the first quarter of fiscal 2002 and a $4.5 million write-off of purchased in-process research and development costs in the second quarter of fiscal 2002.

AMORTIZATION OF GOODWILL. Effective February 1, 2002, the Company adopted the requirements of SFAS No. 142, "Goodwill and Other Intangible Assets", thereby ceasing the amortization of all goodwill acquired in all business combinations. Goodwill amortization during the first nine months of fiscal 2002 and the quarter ended October 31, 2001 amounted to $18.1 million and $6.3 million, respectively. SFAS No. 142 replaces the amortization of goodwill with an annual impairment test as well as a transition test for impairment at the date of the adoption of the new standard. Given that the Company operates as one reporting unit, the Company applied the enterprise-wide impairment test for both the transitional test and annual impairment test requirements as of February 1, 2002. Under these tests, as of February 1, 2002, the Company was not required to record any impairment provisions against its goodwill. In accordance with the requirements of SFAS 142, the Company will next apply the annual goodwill impairment test on February 1, 2003.

AMORTIZATION OF INTANGIBLES. Intangible assets include customer agreements and relationships, non- compete covenants, existing technologies and trade names associated with the acquisitions completed by the Company to date. Generally, these assets are amortized on a straight-line basis over a five-year period. For the nine months ended October 31, 2002, the amortization of intangibles amounted to $7.4 million compared with $5.6 million recorded in the nine months ended October 31, 2001. For the quarter ended October 31, 2002, the amortization of intangibles amounted to $2.4 million, unchanged from the amount recorded in the quarter ended October 31, 2001. The increase in the comparable nine-month periods was attributable to the acquisitions of certain intangible assets (excluding goodwill) of NeoModal.com, L.L.C., valued at $4.2 million, in May 2001; TranSettlements, Inc., valued at $12.7 million, in June 2001; and Centricity, Inc, valued at $9.3 million, in July 2001. As at October 31, 2002, the unamortized amount of intangible assets amounted to $33.8 million compared with $40.4 million at October 31, 2001.

--------------------------------------------------------------------------------
THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002        9

In accordance with the requirements of the new business combination standards, the Company conducted a review of its intangible assets as at February 1, 2002 and concluded that no material change needed to be made to the previously estimated useful lives of those items. These reviews were conducted by an independent consulting firm. Furthermore, under SFAS No. 141, "Business Combinations", the Company reclassified to goodwill the carrying value of its previously identified assembled workforces. As a result of this reclassification, the recorded goodwill as at February 1, 2002 increased by $3.9 million.

WRITE-DOWN OF LONG-TERM INVESTMENT. During the quarter ended April 30, 2001, management conducted a review of the carrying value of the long-term investments acquired in fiscal 2001. As a result, management recorded a provision of $9.8 million against the carrying values of certain long-term investments for impairments considered to be other than temporary. The impairment resulted from the general market conditions for the technology industry and delays in achieving expected cash flow targets by certain of these investees.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT. In accordance with US GAAP, portions of the purchase price of acquired entities allocated to in-process research and development ("IPR&D") assets are expensed at the time of acquisition. In the second quarter of fiscal 2002, the Company engaged the services of an independent consultant to perform an appraisal of the acquired intangible assets of Centricity. The acquired IPR&D costs of Centricity reflected values assigned to technology, which had not reached a feasible stage as of the acquisition date and, other than its intended use, had no alternative future use. Accordingly, the Company recorded a charge of $4.5 million in the second quarter ended July 31, 2001. The value allocated to IPR&D reflected the present value of the projected revenues likely to be generated upon completion of the projects and the beginnings of commercial sale, the related operating expenses and the cost to complete the project. A discount factor of 20% was applied, which reflected the time value of invested capital as well as the related technological and market risks.

RESTRUCTURING COST

On August 2, 2001, due to the deterioration of global economic conditions, the Company announced its intention to implement a restructuring plan to lower the overall operating cost structure. The restructuring plan included a worldwide workforce reduction and the consolidation of excess office facilities.

The workforce reduction program involved the reduction of 70 positions, or approximately 10% of the Company's workforce, across all business functions and geographic locations. The Company recorded a workforce reduction charge of $2.1 million related to severance and other payroll benefits of which $2.0 million has been paid as of October 31, 2002.

The Company also recorded a restructuring charge of $1.9 million relating to the consolidation of excess office facilities and equipment. The closure or consolidation of office facilities comprised lease termination and non-cancellable lease costs as well as the write-off of redundant assets.

The Company expects to complete its August 2001 restructuring plan during fiscal 2003. The activities of the restructuring plan are summarized as follows (in millions of US dollars):

                                    Subsequent                                     Remaining
                      Initial       Cumulative            Cumulative Drawdowns    Provision as
August 2, 2001     Restructuring       Net                                        at October 31,
Announcement         Provision      Revisions     Total     Cash    Non-Cash          2002
------------------------------------------------------------------------------------------------
Workforce
Reduction              2.1             -           2.1      (2.0)       -              0.1
------------------------------------------------------------------------------------------------
Consolidation of
Excess Facilities
and Equipment          1.9            0.1          2.0      (1.7)     (0.1)            0.2
------------------------------------------------------------------------------------------------
                       4.0            0.1          4.1      (3.7)     (0.1)            0.3
------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       10

The cumulative net revisions to the August 2001 restructuring provision include estimates for additional costs of $0.5 million to be incurred for the completion of the closure of excess facilities identified under the August 2001 restructuring plan. These additional costs, which were recorded in the quarter ended July 31, 2002, are essentially offset by a $0.5 million reversal of the provision recorded in the quarter ended April 30, 2002 due to a favorable settlement reached with respect to the early termination of a certain redundant office facility in the United States. The consolidation of the remaining excess office facilities, as identified in the August 2001 restructuring plan, will continue in fiscal 2003 and could result in additional charges or reversals.

On June 19, 2002, the Company announced that it had commenced further restructuring plans in order to align its cost structure with its network revenue model and to streamline its corporate operations. The plans included the centralization of certain support functions such as finance, customer care, research and development, and network services primarily in Waterloo, Ontario. The plans also include the consolidation of the Company's network infrastructure and data centre facilities in Ontario and Georgia. These restructuring plans have resulted in a reduction of workforce by approximately 120 employees, or 20% of the total workforce, across all geographic areas within which the Company operates. The reductions were concentrated within the finance, customer care, research and development, and network services functional areas. In conjunction with the above noted centralization plans and workforce reduction, the Company has also identified leased facilities, which are in excess of the Company's ongoing space requirements. The termination cost of these leased facilities along with the redundant leasehold improvements, furniture and fixture, and computer equipment are reflected in the restructuring provision. Furthermore, the restructuring provision reflects the cost of consolidation of data centre facilities. The Company has also commenced the development of an exit plan related to the process of consolidation of its network infrastructure, which has inherent capacity redundancies resulting from the acquisitions completed by the Company in the past three years. Restructuring charges and reserves for the network infrastructure costs will be recorded during the period in which the associated exit plan is approved.

During the quarter ended October 31, 2002, the Company continued with its restructuring plans with further staff terminations of approximately 40 employees (including certain management layers) and recorded certain office closure costs as incurred. The additional staff termination and office closure costs in the quarter included certain initiatives that the Company undertook in facilitating the integration of its global operations with Tradevision AB pursuant to the acquisition of the interest of the minority shareholder in Tradevision. These additional restructuring initiatives, which had commenced in anticipation of the acquisition of the minority interest in Tradevision, resulted in a charge of $1.7 million to the restructuring reserve.

During the third quarter, the Company revised certain of its estimates with respect to office closure costs and redundant assets mainly due to the establishment and execution of selective redeployment of its redundant assets in its continuing global operations.





--------------------------------------------------------------------------------
THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       11

The activities of the restructuring plan are summarized as follows (in millions of US dollars):

                                   Cumulative Net       Additions                                    Remaining
                    Initial         Revisions in       in the Third               Cumulative         Provision
June 19, 2002    Restructuring    the Third Quarter      Quarter                   Drawdowns       as at October
Announcement       Provision        Fiscal 2003        Fiscal 2003    Total    Cash     Non-Cash      31, 2002
----------------------------------------------------------------------------------------------------------------
Workforce
Reduction             2.4                 -                1.8         4.2     (2.7)      (0.1)          1.4
----------------------------------------------------------------------------------------------------------------
Office Closure
Costs                 3.4               (0.1)              0.9         4.2     (3.3)      (0.2)          0.7
----------------------------------------------------------------------------------------------------------------
Redundant
Assets                0.8               (0.3)              0.2         0.7       -        (0.7)           -
----------------------------------------------------------------------------------------------------------------
Data Centre
Consolidations        0.5               (0.1)              0.1         0.5     (0.4)        -            0.1
----------------------------------------------------------------------------------------------------------------
                      7.1               (0.5)              3.0         9.6     (6.4)      (1.0)          2.2
----------------------------------------------------------------------------------------------------------------

The provision shown above does not include certain office closure costs, which will be recorded as restructuring charges as and when incurred.

INVESTMENT INCOME NET OF INTEREST EXPENSE

Investment income net of interest expense amounted to $2.2 million in the first nine months of fiscal 2003 compared with $4.8 million in the same period last year. For the third quarter, investment income net of interest expense decreased to $0.8 million compared with $1.7 million in the same quarter last year. The decline is attributable to lower investment yields as well as balances. The decline was partially offset by a gain of $1.2 million from the sale of securities recorded in the nine-month period ended October 31, 2002 as compared to a gain of $0.6 million in the same period last year. The third quarter of fiscal 2003 included a gain from the sale of securities of $0.7 million compared with $0.6 million in the third quarter of fiscal 2002.

CURRENT INCOME TAXES

For the nine months ended October 31, 2002, the Company has recorded income tax recoveries of $0.4 million compared with income tax expenses of $0.1 million in the same period last year. Recently approved tax legislation in the United States extended the net operating loss carry-back period from two years to five years. As a result, the Company was able to carry back available US losses for one of its US subsidiaries in order to recover taxes paid in prior years for that subsidiary. Income tax expense for the quarter ended October 31, 2002 was nil as compared to an income tax recovery of $0.1 million in the same quarter of the last fiscal year.

--------------------------------------------------------------------------------
THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       12

LIQUIDITY AND CAPITAL RESOURCES

With $182.3 million in cash, short-term deposits, short and long-term investments in corporate bonds and dividend received deduction ("DRD") eligible securities, a $0.7 million surplus of non-cash working capital and $4.9 million in unutilized lines of credit, the Company believes it has sufficient liquidity to meet its operating requirements and to finance its growth strategies through internal product developments and market expansions as well as through acquisitions. The table set forth below provides a summary statement of cash flows for the periods indicated in millions of US dollars.

                                     Three Months             Nine Months
                                   Ended October 31,       Ended October 31,
                                   2002       2001         2002         2001
------------------------------------------------------------------------------
Cash used in operating
activities                         (1.9)      (5.6)       (11.0)       (11.4)
Additions to capital assets        (1.2)      (0.2)        (3.4)        (2.7)
Purchase of long-term
investments                          -          -            -          (1.8)
Acquisition of subsidiaries, net
of cash acquired                   (1.2)       1.3         (1.8)        (7.0)
Purchase of convertible
debentures                         (0.4)        -          (1.5)          -
Issuance of common shares for
cash                                 -          -           0.2          2.2
------------------------------------------------------------------------------
Net change in cash, cash
equivalents and marketable
securities                         (4.7)      (4.5)       (17.5)       (20.7)
------------------------------------------------------------------------------
Cash, cash equivalents and
marketable securities at
beginning of period               187.0      215.7        199.8        231.9
------------------------------------------------------------------------------
Cash, cash equivalents and
marketable securities at
end of period                     182.3      211.2        182.3        211.2
------------------------------------------------------------------------------

CASH USED IN OPERATING ACTIVITIES. In the first nine months of fiscal 2003, cash used in operating activities of $11.0 million was comprised of $5.0 million used in operations and $7.9 million used in restructuring, offset by a $1.9 million reduction in working capital. In the first nine months of fiscal 2002, a positive cash contribution of $1.8 million from operations was offset by $1.6 million of cash used in restructuring and working capital requirements of $11.6 million. In the quarter ended October 31, 2002, cash provided by operations and working capital of $1.7 million and $0.5 million, respectively, was offset by cash used in restructuring of $4.1 million. In the same quarter of the last fiscal year, cash used in operating activities of $5.6 million was comprised of $1.8 million used in operations, $1.6 million used in restructuring and $2.2 million in working capital requirements.

ADDITIONS TO CAPITAL ASSETS. The purchase of capital assets represents investments that the Company has made in computing equipment and software to support its global operations and the building of a global infrastructure to integrate previous acquisitions.

PURCHASE OF LONG-TERM INVESTMENTS. In November 2000, in connection with the acquisition of TraffiCop, Inc., the Company made a commitment to invest $3.0 million in two companies that were spun off from TraffiCop, $1.8 million of which was invested in the first quarter of fiscal 2002.

ACQUISITION OF SUBSIDIARIES. The acquisition of subsidiaries represents the purchase price and costs related to acquired companies. In the first nine months of fiscal 2003 the Company incurred costs related to the acquisition of Tradevision AB. In the corresponding nine-month period last year the Company's acquisition

--------------------------------------------------------------------------------
THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       13
costs pertained TranSettlements, Inc., Centricity, Inc. and certain assets purchased from NeoModal.com, LLC.

In December 2001, in a cash transaction ($2.5 million), the Company acquired from Nocom AB, an information technology company headquartered in Sweden, Nocom's 70% ownership interest in Tradevision AB, a European provider of global connectivity and value-added software solutions for transportation logistics, also headquartered in Sweden. In October 2002, in a cash transaction ($0.7 million), the Company acquired the remaining 30% interest in Tradevision from SAS Cargo Group A/S, a transport solution provider headquartered in Denmark. The acquisition agreement also provides for an earn-out amount of a maximum of $0.7 million over a four-year period.

Pursuant to these acquisitions, the Company commenced a plan of integration of the operations of Tradevision with those of Descartes on a global basis. These plans included the centralization of certain support functions such as finance, customer care, research and development in Waterloo, Ontario, and Atlanta, Georgia, and the consolidation of Tradevision's network infrastructure in Atlanta, Georgia. These integration plans resulted in severance costs of approximately $2.1 million, infrastructure consolidation costs of $1.2 million and office closure and other exit activity costs of $0.5 million. As at October 31, 2002, $1.2 million of the provision for the integration costs, comprised of $1.0 million of cash costs and $0.2 million of non-cash costs, has been drawn down.

The total purchase price of $7.6 million, which included the cash considerations, the integration costs and other acquisition related expenses, resulted in a preliminary allocation of $4.1 million to goodwill and $3.3 million to intangible assets. The Company has engaged the services of an independent consultant to perform an appraisal of the acquired intangibles to determine the final allocation of the intangibles amongst assets such as trademark, customer listings and technology.

PURCHASE OF CONVERTIBLE DEBENTURES. In March 2002, pursuant to a normal course issuer bid, the Company purchased for cancellation $1.5 million principal amount of its convertible debentures. The debentures were purchased for $1.1 million resulting in an extraordinary gain of $0.4 million recorded in the first quarter of fiscal 2003. Pursuant to an offer in August 2002 to purchase for cancellation of up to $51,428,571 aggregate principal amount of its convertible debentures, the Company acquired a nominal principal amount of the debentures prior to expiration of the offer on September 6, 2002. The purchase of the debentures resulted in an extraordinary loss of $0.4 million (including costs associated with the offer) recorded in the third quarter of fiscal 2003.

ISSUANCE OF COMMON SHARES. Proceeds from the issuance of common shares in the nine-month periods ended October 31, 2002 and October 31, 2001 represent the exercise of stock options.

NET CHANGE IN CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES. Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper and in investment-grade DRD eligible securities issued by US corporations. Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less from the balance sheet date. Short-term marketable securities comprise debt securities with original maturities between three and 12 months from the balance sheet date. Long-term marketable securities comprise debt securities with original maturities in excess of 12 months from the balance sheet date and DRD eligible securities. Effective October 31, 2002, debt securities were marked to market with the resulting gain or loss included in other comprehensive gain
(loss).

The Company's investments in marketable securities are governed by the Company's Investment Policy Guidelines as approved by the Board of Directors. Generally the longer the term to maturity (which is limited to three years) and the higher the level of investment in a single corporation or a group of related corporations (which is limited to $25 million), the higher the required minimum credit rating.

During the quarter ended October 31, 2002, in connection with the Company's adoption of certain actions aimed in part at mitigating the risk of the Company being treated as a passive foreign investment company for US federal income tax purposes, the Company transferred $135.0 million in cash to its wholly-owned

--------------------------------------------------------------------------------
THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       14
subsidiary, Descartes U.S. Holdings, Inc., as an additional equity investment. Descartes U.S. Holdings, Inc., subsequently purchased DRD eligible securities issued by US corporations in accordance with the Company's Investment Policy Guidelines and in the amounts, and carrying the credit ratings, set forth below. These securities, which are not anticipated to be treated as passive assets, represent tax advantaged, auction rate DRD eligible securities.

As at October 31, 2002, 14% of the total cash and investment portfolio was in interest-bearing cash deposits, 74% was in DRD eligible securities, 9% was in corporate bonds having terms to maturity of less than one year and 3% was in corporate bonds having terms to maturity of between one to two years. The following provides an analysis of the Company's consolidated holdings of cash and investments in millions of US dollars with their credit ratings as at October 31, 2002:


                                       Standard and
                                        Poors (S&P)              Percentage
                                       Credit Rating    Amount    of Total

Interest Bearing Cash Deposits                           26.1        14%
Marketable  Securities                      A            15.0         8%
                                            A+           40.0        22%
                                           AA-            2.8         2%
                                           AA            27.4        15%
                                           AA+           38.2        21%
                                          AAA            32.8        18%
                                       -------------------------------------
                                                        182.3       100%

RISK FACTORS

Certain statements made in this report by the Company, including statements relating to the Company's expectations concerning future revenues and earnings, market opportunity and the sufficiency of capital to meet working capital and capital expenditure requirements, constitute forward-looking statements. When used in this document, the words "believes," "plans," "expects," "anticipates," "intends," "continue," "may," "will," "should" or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed below. If any of the following risks actually occur, they could materially adversely affect the Company's business, its financial condition or results of operations. In that case, the trading price of the Company's common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Descartes does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

ANTICIPATED CONTINUING LOSSES; UNCERTAINTY OF FUTURE OPERATING RESULTS. The Company has incurred losses in the current quarter as well as in other prior fiscal quarters and there can be no assurance that the Company will achieve or sustain profitability in the future. As at October 31, 2002, the Company had an accumulated deficit of $208.4 million. The limited operating history of the Company as a public company and its dependence on an emerging market characterized by rapid technological change makes the prediction of future results of operations difficult or impossible. The Company and its prospects must be considered in light of the risks, costs and difficulties frequently encountered by emerging companies, particularly companies in the competitive network services and software industry. The Company must achieve substantial revenue growth in order to become profitable. There can be no assurance that the Company can generate substantial revenue growth on a quarterly or annual basis, or that any revenue growth that is achieved can be sustained. Revenue growth that the Company has achieved or may achieve may not be indicative of future operating results. In addition, the Company has increased, and may

--------------------------------------------------------------------------------
THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       15
increase further, its operating expenses in order to fund higher levels of research and development, increase its sales and marketing efforts, develop new distribution channels, broaden its customer support capabilities and expand its administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition would be materially adversely affected.

SIGNIFICANT FLUCTUATIONS OF QUARTERLY OPERATING RESULTS. The Company's revenue and results of operations have fluctuated significantly on a quarterly basis in the past and will likely continue to fluctuate significantly on a quarterly basis in the future as a result of a number of factors, many of which are outside the Company's control. The purchase of the Company's products often involves a significant commitment by customers. Accordingly, the sales cycle associated with the purchase of the Company's products varies substantially and is subject to a number of significant risks. These include customers' budgetary constraints, timing of budget cycles and concerns about the pricing or introduction of new products by the Company or its competitors. The Company has historically derived a material portion of its software license revenues from relatively large sales, but anticipates generating a greater portion of its future revenues from subscription and network fees and services related to developing, marketing, implementing and supporting network-based solutions for logistics. Accordingly, the Company believes that period-to- period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. Other factors affecting the Company's revenues and results of operations include, but are not limited to: the demand for the Company's products; the size, timing and duration of individual license transactions; the delay or deferral in customer implementations; the number, timing and significance of new product announcements by the Company and its competitors; the ability of the Company to develop, introduce, market or ship new and enhanced versions of the Company's products on a timely basis; the level of product and price competition; changes in operating expenses; changes in the mix of products and services sold; changes in average selling prices; sales personnel changes; the mix of direct and indirect sales; product returns; retention of customers; integration of recent and potential acquisitions; interest and exchange rate fluctuations; and general economic factors. Accordingly, estimates of the Company's results prior to the end of a quarter may be uncertain. The Company's operating expenses are based on anticipated revenue levels in the short-term and are relatively fixed and incurred throughout the quarter. As a result, if the revenues are not realized as expected in the quarter, the Company's operating results could be materially adversely affected. In addition, the Company may reduce prices or accelerate its investment in research and development efforts in response to competition or to pursue new market opportunities. Any one of these activities may further limit the Company's ability to adjust spending in response to fluctuations in revenue levels. Due to all of the foregoing factors, the Company believes that its quarterly operating results are likely to vary significantly in the future.

GLOBAL ECONOMIC AND POLITICAL CONDITIONS. The Company's operating results may vary significantly based upon the impact of changes in global economic and political conditions on its customers. The unpredictability of future military action and other responses associated with a global war on terrorism has resulted in economic uncertainty which could negatively impact consumer and business confidence in the near term. This economic uncertainty has the potential to have a material and adverse effect on the Company. The revenue growth and profitability of Descartes' business depends on the overall demand for network-based solutions, and computer software and services, particularly in the areas in which it competes. Because the Company's sales are primarily to major corporate customers whose businesses fluctuate with general economic and business conditions, a softening of demand for network-based solutions and computer software and services caused by an uncertain economic environment may result in decreased revenues and lower growth rates. Customers may defer or reconsider purchasing products if they continue to experience a lack of growth in their business or if the general economy continues to deteriorate. In addition to slowing demand for network-based solutions and products, economic slowdown could potentially adversely impact trade volume and transactions from existing customers on the Company's Global Logistics Services Network ("GLSN").

--------------------------------------------------------------------------------
THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       16

VOLATILITY OF SHARE PRICES. The market price for the Company's common shares has been and may continue to be subject to wide fluctuations in response to quarter-to-quarter variations in the Company's operating results and the operating results of the Company's competitors and alliance partners, the gain or loss of significant contracts, announcements of technological developments or new products by the Company and its competitors, changes in income estimates by securities analysts and market conditions in the industry, as well as general economic conditions, among other factors. In addition, stock markets have experienced volatility, particularly in the technology and emerging growth sectors, that has affected the market prices for many companies' shares and that often has been unrelated to the operating performance of such companies. This volatility may harm the market price of the Company's common shares. Moreover, the failure of the market price of the Company's common shares to recover from its recent declines may increase the possibility that the Company will be treated as a "passive foreign investment company" for US federal income tax purposes, may increase the likelihood and magnitude of a goodwill impairment charge, and may adversely affect the Company and its financial condition.

RISKS ASSOCIATED WITH RESTRUCTURING PLANS. The Company's restructuring and other strategic initiatives may not achieve the desired results and could result in business distractions that could harm the business. The Company continued to implement its August 2001 and June 2002 restructuring plans in the third quarter of fiscal 2003. The Company continues its efforts to streamline operations, improve efficiency and align its cost structure with its network-based revenue model in order to meet its business and profitability objectives. The objective of the restructuring plans is to reduce the Company's cost structure and generate greater operating efficiencies. The Company has also implemented other strategic initiatives designed to strengthen the operations. These plans involve, among other things, reductions in the workforce and consolidation of facilities, improved alignment of the organization around business objectives, and realignment of the sales force. The workforce reductions could temporarily negatively impact the remaining employees, including those directly responsible for sales. Further, the failure to retain and effectively manage remaining employees could increase costs, hurt development and sales efforts, and impact the quality of customer service. As a result, these changes might affect the Company's ability to close revenue transactions with customers and prospects and therefore negatively affect future revenues. Failure to achieve the desired results of the Company's strategic initiatives could harm the Company's business, results of operations and financial condition.

TREATMENT OF THE COMPANY AS A "PASSIVE FOREIGN INVESTMENT COMPANY". The Company does not believe that it will be treated as a passive foreign investment company ("PFIC") for its current taxable year ending January 31, 2003. During the quarter ended October 31, 2002, in connection with the Company's adoption of certain actions aimed in part at mitigating the risk of the Company being treated as a passive foreign investment company for US federal income tax purposes, the Company transferred $135.0 million in cash to its wholly-owned subsidiary, Descartes U.S. Holdings, Inc., as an additional equity investment. Descartes U.S. Holdings, Inc., subsequently purchased DRD eligible securities issued by US corporations in accordance with the Company's Investment Policy Guidelines. These securities, which are not anticipated to be treated as passive assets, represent tax advantaged, auction rate DRD eligible securities. However, PFIC status is determined as of the end of each taxable year, and is dependent upon a number of factors, including the value and composition of a corporation's assets and the amount and type of its gross income during the year. In addition, changes in the Company's stock price, changes in the nature and magnitude of the Company's income or assets, changes in the levels of cash or other potentially passive assets, changes in the level of the Company's indebtedness, and other factors may affect the likelihood of PFIC status in the current taxable year or other periods. Accordingly, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any other period. If the Company is deemed to be a PFIC, holders of equity interests of the Company who are citizens or residents of the United States for federal income tax purposes, and holders of other equity interests of the company who may be subject to United States federal income tax law (collectively, "US Holders"), may be subject to the application of rules governing PFICs. The Company has not assumed, and does not assume, any obligation to make timely disclosure with respect to its PFIC status.

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THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       17

For a general summary describing certain US federal income tax considerations generally applicable to US Holders who are shareholders or holders of certain other equity interests (for example, stock options, warrants or convertible debt instruments) of the Company if the Company is classified as a PFIC for any period of time during the US Holder's holding period of Company stock or other equity interests, please see the "Risk Factors" section of the Company's Fiscal 2003 Second Quarter Report to Shareholders under the heading Treatment of the Company as a "Passive Foreign Investment Company".

LENGTHY SALES AND IMPLEMENTATION CYCLE. The sale and implementation of the Company's products generally involves a significant commitment of resources by prospective customers. The Company expects that the implementation of the Company's products will become more complex as logistics management solutions are used to manage larger and more geographically dispersed installations. As a result, the Company's sales process is often subject to delays associated with lengthy approval processes required for significant capital and operational expenditures. For these and other reasons, the sales cycle associated with the license of the Company's products varies substantially from customer to customer and typically lasts between three and 12 months, during which time the Company may devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations and feasibility studies, and experience a number of significant delays over which the Company has little or no control. Any significant or ongoing failure by the Company to ultimately achieve such sales could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, following sales, the implementation period typically lasts three to six months for customer training and integration with the customer's other existing systems, but could extend as long as nine months in certain complex situations. Implementation often involves the activation of trading partners of the Company's customers to the GLSN, resulting in the potential for prolonged implementation cycles and deferred network revenue fees. The Company may provide such post-delivery implementation services pursuant to a separate service agreement. A successful implementation program requires a close working relationship among the Company, the customer, the customer's trading partners and, generally, third party consultants and system integrators who assist in the process. There can be no assurance that delays or difficulties in the implementation process for any given customer will not have a material adverse effect on the Company's business, results of operations and financial condition.

MARKET ACCEPTANCE OF DESCARTES' SOLUTIONS IN AN EMERGING MARKET. The Company currently derives substantially all of its revenues from its logistics solutions. The Company expects to generate a significant portion of its future revenues from these solutions, which include network-based services and software products. Broad market acceptance of these products and network-based services is therefore critical to the Company's future success. If this business strategy is flawed, or if the Company is unable to execute it effectively, the business, operating results and financial condition could be substantially harmed. Furthermore, the market for these solutions for network-based logistics is still emerging. Adoption of network-based logistics solutions, particularly by those individuals and enterprises that have historically relied upon traditional means of commerce and communication, will require a broad acceptance of new and substantially different methods of conducting business and exchanging information. These products and services are often complex and involve a new approach to the conduct of business, and, as a result, the Company has spent, and intends to continue to spend, considerable resources educating potential customers generally about solutions for logistics management and specifically about the Company's products and services in order to generate demand. There can be no assurance, however, that such expenditures will enable the Company to maintain its current level of market acceptance or to achieve any additional degree of market acceptance. If the market for network-based solutions for logistics management fails to grow or grows more slowly than the Company currently anticipates, the Company's business, results of operations and financial condition could be materially adversely affected. Furthermore, any factor adversely affecting market acceptance of the Company's products and services, including the availability and price of competing products and technologies as well as the success of the sales efforts of the Company, could have a material adverse effect on the Company's business, results of operations and financial condition.

RISK ASSOCIATED WITH ACCEPTANCE OF PRICING MODELS FOR LOGISTICS MANAGEMENT SOLUTIONS MARKET. The methods of licensing logistics management software and associated licensing fees increasingly reflect a departure from the traditional perpetual license and associated one-time license fees characteristic of the enterprise application and consumer software markets. Examples of pricing models adopted in the logistics

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THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       18
management market include charging a fee for a subscription, access fees to content, application service provider fees and transaction-based fees. The Company has increasingly adopted and evolved pricing models for its network-based services. To the extent that the Company's pricing models have evolved or may continue to evolve, its future revenue will be dependent on customer acceptance of these pricing models. Failure to achieve customer acceptance of these models may have a material adverse effect on the business, results of operations and financial condition of the Company. Under the new pricing model for network-based services, the upfront license fees are eliminated and replaced by recurring fees over the term of the contract. It is possible that the Company's network-related revenues from new customers could be adversely affected over the initial phase of the implementation of this new pricing model. Furthermore, there are no assurances that under the new pricing model the Company's revenues will recover as anticipated subsequent to the initial phase of the implementation of this pricing model. Additionally, there are no assurances that the new pricing model for network-based services will be acceptable to all new customers as an attractive alternative to the previous pricing model, which included an element of upfront license fees.

DEPENDENCE ON INCREASING USE OF THE INTERNET AND THE GROWTH OF THE LOGISTICS MANAGEMENT SOLUTIONS MARKET. Certain Descartes solutions use the Internet as a platform for inter-enterprise communication or computing. In addition, Descartes' customers may use Descartes' solutions in connection with electronic commerce. Rapid growth in the use of the Internet is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of business customers may not adopt regulations covering issues such as user privacy, pricing, taxation, content and quality of products and services. It is possible that legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally. Legislation could dampen the growth in Internet usage and decrease its acceptance as a communications and commercial medium. Failure of the Internet and electronic commerce to grow as anticipated may have a material adverse effect on the business, results of operations and financial condition of the Company. A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of security systems used in connection with Descartes' products or services, resulting in the loss of confidentiality. If any well-publicized compromise of security were to occur, it could have the effect of substantially reducing the use of the Internet for commerce and communications.

RISKS ASSOCIATED WITH ACQUISITIONS. In the past three years, the Company has completed seven acquisitions and has taken minority positions in five other companies. Acquisitions involve a number of particular risks, some or all of which could have a material adverse effect on the Company's business, results of operations and financial condition. These particular risks include diversion of management's attention; failure to successfully integrate acquired personnel, information systems, products and operations of the acquired business; failure to retain key acquired personnel; and unanticipated events or circumstances and legal liabilities. While the Company believes that it has successfully integrated the businesses acquired by it to date, there can be no assurance that the Company will not encounter unanticipated difficulties in integrating the operations and products of these acquisitions or that the benefits from any acquisition will be realized. In addition, the Company may in the future engage in selective acquisitions of other businesses that are complementary to those of the Company, including other providers of supply chain solutions or technology or distribution channels. There can be no assurance that the Company will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition or successfully integrate any acquired business into the Company's operations. If the Company were to proceed with one or more significant future acquisitions in which the consideration consisted of cash, a substantial portion of the Company's available cash could be used to consummate the acquisitions. If the Company were to consummate one or more significant acquisitions in which the consideration consisted of shares, shareholders of the Company could suffer dilution of their interests in the Company. Most of the businesses that might become attractive acquisition candidates for the Company are likely to have significant intangible assets, and acquisition of these businesses would typically result in amortization charges related to intangible assets other than goodwill, reducing future earnings or increasing future losses. In addition, such acquisitions could involve acquisition-related charges, such as one-time acquired research and development charges. The Company reviews its long-term investments at least annually for

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THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       19
other-than-temporary impairment. The reviews conducted in the first quarter of fiscal 2002 resulted in substantial write-downs of these investments. The magnitude and timing of acquisition related charges and any further impairment of long-term investments would affect the Company's results of operations and financial condition.

STRATEGIC RELATIONSHIPS. The Company has established strategic reselling and hosting relationships with some outside companies. These companies are entitled to resell and/or host the Company's products and/or services to their customers. These relationships are new and this strategy is unproven. Descartes cannot be assured that any of these companies or those it may contract with in the future will be able to resell the Company's products and services to an adequate number of customers. In addition, some of the current and potential strategic partners are either actual or potential competitors, which may impair the viability of these relationships. Furthermore, some of these relationships have failed to meet expectations and may fail to meet expectations in the future. If the Company's current or future strategic partners are not able to successfully resell its products, Descartes' business could be adversely affected. Dissatisfaction or problems with the Company's services or the services of the third parties that resell and/or host the Company's products and services, or delays or interruptions or other problems with service due to mechanical failure, human error, security breaches, power loss and other facility failures, communication outages, prolonged power outages, natural disasters, sabotage, vandalism, or other similar events, could result in a reduction of the Company's business. In addition, failure of any telecommunication provider to deliver consistent data communication capacity could result in interruptions in services. Each of these service providers could experience outages, delays and other difficulties due to system failures unrelated to the Company's products, services and systems. Dissatisfaction with hosting partners, computer equipment or third-party technology providers could adversely affect the Company's relationship with its customers resulting in a loss of future sales of licenses and services to the customers, which could have a material adverse effect on the Company's business.

COMPETITION. Although the Company has experienced limited competition to date from products with comparable capabilities, the market for the Company's products is nevertheless highly competitive and subject to rapid technological change and the Company expects competition to increase in the future. To maintain and improve its competitive position, the Company must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with its competitors. The Company competes or may compete, directly or indirectly, with the following: (i) application software vendors positioned as supply chain execution and other best-of-breed vendors; (ii) internal development efforts by corporate information technology departments; (iii) middleware vendors that provide integration software; (iv) providers of legacy e-commerce technology and services; (v) application software vendors, including enterprise resource planning software vendors and business-to- business e-commerce vendors who may expand their current offerings into logistics, some of whom may from time to time jointly market the Company's products as a complement to their own systems; and (vi) other business application software vendors, including supply chain planning software vendors that may broaden their product offerings by internally developing, or by acquiring or partnering with independent developers of, logistics management solutions. To the extent that such vendors develop or acquire systems with functionality comparable or superior to Descartes' products, their significant installed customer base, long-standing customer relationships and ability to offer a broad solution could provide a significant competitive advantage over the Company. The Company also expects to face additional competition as other established and emerging companies enter the market for logistics management solutions and new products and technologies are introduced. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share. Many of the Company's competitors and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than the Company. In order to be successful in the future, the Company must continue to respond promptly and effectively to technological change and competitors' innovations. The Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or

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THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       20
devote greater resources to the development, promotion and sale of their products than the Company. The principal competitive factors affecting the market for the Company's products include vendor and product reputation; expertise and experience in implementing products in the customer's industry sector; product architecture, functionality and features; cost of ownership;
ease and speed of implementation; customer support; product quality, price and performance; and product attributes such as flexibility, scalability, compatibility, functionality and ease of use. The Company expects competition to increase and intensify in the future. Any of the foregoing events could have a material adverse effect on the Company's business, results of operations and financial condition.

MANAGEMENT OF GROWTH. Although the Company has undertaken recent restructuring initiatives, the scope of the Company's operating and financial systems and the geographic area of its operations and customers has expanded significantly over a relatively short period, resulting in increased responsibility for both existing and new management personnel. The Company's ability to support the growth of its business will be substantially dependent upon having highly trained internal and third party resources to conduct pre- sales activity, product implementation, training and other customer support services. Accordingly, the Company's future operating results will depend on the ability of its officers and other key employees to continue to implement and improve its operational, customer support and financial control systems, to expand, train and manage its employee base and achieve product scalability. There can be no assurance that the Company will be able to manage recent or any future expansion successfully and any inability to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH FOREIGN SALES AND EXCHANGE RATE FLUCTUATIONS. The Company believes that profitability and continued growth will require expansion of its sales efforts in international markets. Accordingly, the Company expects to continue to devote resources in an effort to increase sales outside North America. The Company's international revenues are subject to risks associated with foreign sales, including unexpected changes in legal and regulatory requirements, export restrictions, changes in tariffs, exchange rates and other trade barriers, political and economic instability, difficulties in accounts receivable collection, difficulties in management of distributors or representatives, difficulties in staffing and managing foreign operations, difficulties in protecting the Company's intellectual property, seasonality of sales and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, results of operations and financial condition. In particular, although substantially all of the Company's sales to date have been denominated in US dollars, adverse fluctuations in the value of the US dollar in relation to foreign currencies may affect the Company's sales to foreign customers. Furthermore, a significant portion of the Company's expenses is incurred in Canadian and other currencies. Fluctuations in exchange rates between the US dollar and the Canadian dollar and other currencies may have a material adverse effect on the Company's business, results of operations and financial condition.

FUTURE FINANCING. Although the Company has a significant liquidity position, in the future it may require additional capital through public or private financing, strategic relationships or other arrangements. There can be no assurance that the Company will be able to obtain additional capital, on favorable terms, if at all. If the Company cannot raise capital on acceptable terms, if and when needed, it may not be able to develop or enhance its products and services, expand its business, acquire complementary businesses or technologies, respond to competitive pressures or unanticipated requirements, or take advantage of future opportunities which could have a material adverse effect on the Company's business, results of operations and financial condition. A decline in interest rates and investment yields could also have a negative impact on the Company's return on its significant investments in marketable debt and DRD eligible securities.

RISKS ASSOCIATED WITH PROVISION OF SERVICES TO CUSTOMERS. As a critical element of its corporate strategy, the Company intends to provide network-based services to a significant portion of current and future customers. The Company expects that the revenues received from providing these services will increase as a percentage of revenues over time and represent a material portion of revenues. If the Company is unable to successfully provide those services to existing or future customers, customers could choose to discontinue use of those services or opt not to renew contracts related to those services or seek other remedies from the Company, which would result in the Company not realizing the expected future

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THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       21
revenues, or which could have a material adverse effect on its business, results of operations or financial condition.

RISK OF PRODUCT DEFECTS; PRODUCT LIABILITY. As a result of their complexity, software products and network-based services may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and testing and use by current and potential customers, errors will not be found in new products and services after commencement of commercial shipments or offering of the services or, if discovered, that the Company will be able to successfully correct such errors in a timely manner if at all. The occurrence of errors and failures in the Company's products and services could result in delay in market acceptance of the Company's products. Alleviating such errors and failures could require significant expenditure of capital and other resources by the Company. The consequences of such errors and failures could have a material adverse effect on the Company's business, results of operations and financial condition. Since the Company's products and services are used by its customers to address complex order management, customer service and distribution requirements, potential problems within or out of the Company's control that may arise from the use of the Company's products and services, including design defects, errors in our processing of electronic transactions, software errors and misuse of the Company's products and services, could result in financial or other damages to the Company's customers. The Company maintains limited errors and omissions and product liability insurance. Although the Company's agreements with its customers and other parties typically contain provisions designed to limit the Company's exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect the Company against such claims and the liability and costs associated therewith. Accordingly, any such claim could have a material adverse effect upon the Company's business, results of operations and financial condition.

EXPOSURE TO LIABILITY CLAIMS FOR PRODUCTS AND SERVICES OFFERED THROUGH ELECTRONIC NETWORKS. The law relating to the liability of providers of products and services sold over the Internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. Some of these products and services could contain performance or other problems. Similar performance issues may arise for business-to-business marketplaces and exchanges that use products and services offered through the Company's network. The Company may not successfully avoid civil or criminal liability for problems related to the products and services sold through its network. Any claims or litigation could require expenditures in terms of management time and other resources to defend the Company. Liability of this sort could require management to implement measures to reduce exposure to this liability, which may require management, among other things, to expend substantial resources or to discontinue certain product or service offerings or to take precautions to ensure that certain products and services are not available through the Company's networks.

RISK OF SYSTEM FAILURE; RELIANCE ON INTERNET INFRASTRUCTURE. The Company, in certain instances, operates as a host provider and performs certain critical functions for its customers. Growth of the Company's customer base may strain the capacity of the Company's computer and telecommunications systems and lead to degradations in performance or system failure. Some of the Company's products rely on the Internet as a platform for communications. The Internet has experienced and is expected to continue to experience significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will be able to support the demands placed on it. Interruptions in the Company's operations or the ability of its customers to access its systems as a result of any of the foregoing could have a material adverse effect on the Company's business, results of operations and financial condition.

PRODUCT DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE. Rapid technological change and frequent new product introductions and enhancements characterize the software and network-based solution industries. Organizations are increasingly requiring greater levels of functionality and more sophisticated product offerings. Accordingly, the Company believes that its future success depends upon its ability to enhance current products and services or develop and introduce new products and services offering enhanced performance and functionality at competitive prices. The inability of the Company, for technological or other reasons, to develop and introduce or enhance products in a timely manner in response to changing market conditions or customer requirements could have a material adverse effect on the Company's business, results of operations and financial condition. The ability of the Company to compete successfully

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THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       22
will depend in large measure on its ability to maintain a technically competent research and development staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of its software products with evolving computer hardware and software platforms and operating environments. There can be no assurance that the Company will be successful in these efforts.

UNCERTAIN PROTECTION OF INTELLECTUAL PROPERTY RIGHTS. The Company's success depends significantly on its proprietary technology. The Company relies primarily on a combination of patent, copyright, trademark and trade secret laws, license and services agreements, non-disclosure agreements and other contractual provisions to establish, maintain and protect its proprietary rights in its products and technology, all of which afford only limited protection. The source codes and routing algorithms for the Company's products and technology are protected both as trade secrets and as unregistered copyrighted works. The Company currently has one US patent issued for technology used in its dynamic vehicle routing application and has another US patent pending for certain technological processes contained in its e-Frame architecture, which is based on a patent that has been issued to the Company in the Netherlands. There can be no assurances that patents will be issued for this application or for any future applications or that, if issued, any claims allowed will be sufficiently broad to protect the Company's technology. In addition, although the Company is not aware of any such claims or pending claims challenging its intellectual property, there can be no assurances that any patents that have been or may be issued will not be challenged, invalidated or circumvented, or that any rights granted thereunder would provide protection of the Company's proprietary rights. There can be no assurance that other persons have not or will not apply for patent protection for products, which use the same or similar processes as the Company's products. The Company may increasingly be subject to claims of intellectual property infringement as the number of products and competitors in the Company's industry segment grow and the functionality of its products in different industry segments overlaps. Failure of any patents to protect the Company's technology may make it easier for the Company's competitors to offer equivalent or superior technology. The Company has registered or applied for registration of certain trademarks and will continue to evaluate the registration of additional trademarks as appropriate. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or services or to obtain and use information that the Company regards as proprietary. Third parties may also independently develop similar technology without breach of the Company's proprietary rights. In addition, the laws of some foreign countries do not protect the proprietary rights to the same extent, as do the laws of the United States and Canada. Furthermore, certain of the Company's products may be licensed under so-called "shrink-wrap" or "click- wrap" license agreements that are not signed by licensees and therefore may not be binding under the laws of certain jurisdictions. The Company also utilizes certain software technologies and other technologies, such as geocode data and business intelligence applications, that it licenses from other third parties, generally on a non-exclusive basis, including software that is integrated with internally developed software and used in the Company's products to perform key functions. These third-party licenses generally require the payment of royalties based on sales of the product in which the technology is used. The loss of, inability to maintain or obtain, or the failure of third-party licensors to adequately update these products could result in delays or reductions in shipments of the Company's products until equivalent software can be identified, licensed and integrated, which could adversely affect the Company's business, results of operations and financial condition. In addition, there can be no assurance that third-party software licenses will continue to be available to the Company on commercially reasonable terms, if at all, or that third-party suppliers will enhance these products in a manner which will meet the needs of the Company. Although the Company does not believe that it is infringing on the intellectual property rights of others, claims of infringement are becoming increasingly common as the software industry develops and legal protections, including patents, are applied to software products. Litigation may be necessary to protect the Company's proprietary technology, and third parties may assert infringement claims against the Company with respect to their proprietary rights. Any claims or litigation can be time-consuming and expensive regardless of their merit. Infringement claims against the Company could cause product release delays, require the Company to redesign its products or require the Company to enter into royalty or license agreements, which agreements may not be available on terms acceptable to the Company or at all. The inability of the Company to adequately protect its proprietary rights could have a material adverse effect on the Company's business, results of operations and financial condition.

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THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       23

ATTRACTION AND RETENTION OF KEY PERSONNEL. The Company's performance is substantially dependent on the performance of its key technical and senior management personnel. The loss of the services of any of such personnel could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company does not maintain key person life insurance policies on any of its employees. The Company's success is highly dependent on its continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, technical, and sales and marketing personnel, including recently hired officers and other employees. Competition for such personnel is always strong and there can be no assurance that the Company will be able to attract, assimilate or retain highly qualified personnel in the future. The inability to attract and retain the necessary management, technical, and sales and marketing personnel could have a material adverse effect on the Company's business, results of operations and financial condition.



























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THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       24

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(US dollars in thousands; US GAAP; unaudited)

------------------------------------------------------------------------------------------
                                                              OCTOBER 31,      January 31,
                                                                     2002             2002
------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents  (Note 3)                             32,352           36,101
   Marketable securities  (Note 3)                                  9,813           82,485
   Accounts receivable
       Trade  (Note 4)                                             13,057           18,434
       Other                                                        2,043            7,540
   Prepaid expenses and other                                       3,005            4,220
------------------------------------------------------------------------------------------
                                                                   60,270          148,780
MARKETABLE SECURITIES  (Note 3)                                   140,152           82,444
CAPITAL ASSETS                                                     10,600           10,261
LONG-TERM INVESTMENTS  (Note 5)                                     3,250            3,250
GOODWILL  (Notes 6 and 11)                                        104,298          103,456
INTANGIBLE ASSETS  (Notes 6 and 11)                                33,821           37,967
DEFERRED CHARGES                                                    1,807            2,364
------------------------------------------------------------------------------------------
                                                                  354,198          388,522
==========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                                 2,783            3,376
   Accrued liabilities                                             10,814           10,428
   Deferred revenue                                                 3,832            5,616
------------------------------------------------------------------------------------------
                                                                   17,429           19,420
CONVERTIBLE DEBENTURES  (Note 7)                                   71,995           73,500
------------------------------------------------------------------------------------------
                                                                   89,424           92,920
------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
   Common shares
      Issued - 52,223,214 (January 31, 2002 - 52,229,333)         468,665          468,445
   Additional paid-in capital                                       5,201            5,201
   Unearned deferred compensation                                    (754)          (1,157)
   Accumulated other comprehensive gain (loss) (Note 8)                91             (200)
   Accumulated deficit  (Note 2)                                 (208,429)        (176,687)
------------------------------------------------------------------------------------------
                                                                  264,774          295,602
------------------------------------------------------------------------------------------
                                                                  354,198          388,522
==========================================================================================
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       25

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars in thousands, except per share amounts; US GAAP; unaudited)

--------------------------------------------------------------------------------------------------------------------------
                                                                            THREE MONTHS                       NINE MONTHS
                                                                                   ENDED                             ENDED
                                                                             OCTOBER 31,                       OCTOBER 31,
                                                                   2002             2001             2002             2001
--------------------------------------------------------------------------------------------------------------------------
REVENUES
   License and network                                           14,475           14,939           44,287           52,186
   Service and maintenance                                        3,026            3,327            8,066            9,235
--------------------------------------------------------------------------------------------------------------------------
                                                                 17,501           18,266           52,353           61,421
--------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
   Cost of license and network                                    3,626            3,806           13,435           11,787
   Cost of service and maintenance                                2,141            3,145            8,148            8,596
   Sales and marketing                                            6,792            6,511           23,903           23,707
   Research and development                                       2,681            6,612           12,482           18,909
   General and administrative                                     3,252            2,815            9,991            8,615
   Amortization of goodwill (Note 11)                              --              6,333             --             18,136
   Amortization of intangibles (Note 11)                          2,481            2,431            7,441            5,586
   Write-down of long-term investments                             --               --               --              9,783
   Purchased in-process research and development                   --               --               --              4,500
   Restructuring cost (Note 10)                                   2,438            3,984            9,685            3,984
--------------------------------------------------------------------------------------------------------------------------
                                                                 23,411           35,637           85,085          113,603
--------------------------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                                             (5,910)         (17,371)         (32,732)         (52,182)
--------------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
   Interest expense                                              (1,150)          (1,297)          (3,461)          (3,760)
   Investment income                                              1,906            2,970            5,652            8,520
--------------------------------------------------------------------------------------------------------------------------
                                                                    756            1,673            2,191            4,760
--------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE UNDERNOTED                                           (5,154)         (15,698)         (30,541)         (47,422)
INCOME TAXES - CURRENT                                                9               89              442              (69)
--------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE MINORITY INTEREST AND EXTRAORDINARY ITEM             (5,145)         (15,609)         (30,099)         (47,491)
MINORITY INTEREST                                                   448             --                448             --
--------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE EXTRAORDINARY ITEM                                   (4,697)         (15,609)         (29,651)         (47,491)
EXTRAORDINARY ITEM
   Loss on purchase of convertible debentures (net of income
    taxes of nil) (Note 7)                                         (455)            --                (70)            --
--------------------------------------------------------------------------------------------------------------------------
LOSS                                                             (5,152)         (15,609)         (29,721)         (47,491)
==========================================================================================================================
LOSS PER SHARE BEFORE EXTRAORDINARY ITEM
   Basic and diluted (Note 7)                                     (0.09)           (0.30)           (0.57)           (0.94)
==========================================================================================================================
LOSS PER SHARE AFTER EXTRAORDINARY ITEM
   Basic and diluted (Note 7)                                     (0.10)           (0.30)           (0.57)           (0.94)
==========================================================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING
   Basic and diluted (thousands)                                 52,233           52,140           52,237           50,412
==========================================================================================================================
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       26

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US dollars in thousands; US GAAP; unaudited)

-----------------------------------------------------------------------------------------------------------------------
                                                                         THREE MONTHS                       NINE MONTHS
                                                                                ENDED                             ENDED
                                                                          OCTOBER 31,                       OCTOBER 31,
                                                                2002             2001             2002             2001
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Loss                                                         (5,152)         (15,609)         (29,721)         (47,491)
 Adjustments to reconcile loss to cash provided by
    (used in) operating activities:
    Bad debt charge                                             --               --              2,907            3,500
    Depreciation                                                 600              760            2,193            2,292
    Amortization                                               2,481            8,764            7,441           23,722
    Write-down of long-term investments                         --               --               --              9,783
    Purchased in-process research and development               --               --               --              4,500
    Restructuring cost                                        (1,708)           2,374            2,768            2,374
    Amortization of convertible debenture costs                  170              183              557              550
    Amortization of deferred compensation                        250               77              403              994
    Minority Interest                                            448             --                448             --
    Loss on purchase of convertible debentures                   455             --                 70             --
    Changes in operating assets and liabilities:
         Accounts receivable
            Trade                                                313              832            1,360             (667)
            Other                                              2,600            1,177            4,956            1,109
         Prepaid expenses and other                              145               86              866           (1,070)
         Accounts payable                                        143           (1,754)             125           (1,917)
         Accrued liabilities                                  (2,026)             855           (3,892)          (2,770)
         Deferred revenue                                       (629)          (3,425)          (1,466)          (6,295)
-----------------------------------------------------------------------------------------------------------------------
                                                              (1,910)          (5,680)         (10,985)         (11,386)
-----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Short-term marketable securities, net change               25,065          (46,297)          72,672           92,611
   Long-term marketable securities, net change               (94,821)          31,207          (57,708)         (96,656)
   Additions to capital assets                                (1,184)            (126)          (3,415)          (2,753)
   Long-term investments                                        --               --               --             (1,833)
   Acquisition of subsidiaries, net of cash acquired          (1,163)           1,322           (1,732)          (6,989)
-----------------------------------------------------------------------------------------------------------------------
                                                             (72,103)         (13,894)           9,817          (15,620)
-----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
   Purchase of convertible debentures                           (458)            --             (1,526)            --
   Issuance of common shares for cash                             14               18              220            2,234
-----------------------------------------------------------------------------------------------------------------------
                                                                (444)              18           (1,306)           2,234
-----------------------------------------------------------------------------------------------------------------------
DECREASE IN CASH AND CASH EQUIVALENTS                        (74,457)         (19,556)          (2,474)         (24,772)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD             106,809           57,722           34,826           62,938
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                    32,352           38,166           32,352           38,166
=======================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid during the period for interest                     --                 83               17            2,179
   Cash paid during the period for income taxes                    1              119                5              151
=======================================================================================================================
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       27

THE DESCARTES SYSTEMS GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED OCTOBER 31, 2002
(TABULAR AMOUNTS IN THOUSANDS OF US DOLLARS; US GAAP; UNAUDITED)

1.    DESCRIPTION OF THE BUSINESS
      The Descartes Systems Group Inc. (the "Company") operates in one business segment providing logistics management technology to manufacturers, distributors, retailers, and logistics service providers. Descartes' solutions include network services as well as some integrated software applications. Connectivity and visibility solutions link the Descartes applications suites together offering trading partner connectivity, access to information and inventory flow, ways of improving customer service, overcoming inter-enterprise management challenges and more. The Company also offers consulting, training, support and hosting services to the users of its logistics management solutions.

2.    BASIS OF PRESENTATION
      The accompanying unaudited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States of America and the rules and regulations of the United States Securities and Exchange Commission (the "SEC") for the preparation of interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for annual financial statements.

      In the opinion of management, all normal recurring adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included. Operating results for the interim period presented are not necessarily indicative of the results to be expected for any subsequent quarter or for the full fiscal year ending January 31, 2003.

      The accounting policies used in preparing these interim financial statements are consistent with those used in preparing the annual financial statements, except as described in Notes 3 and 11. These statements should be read in conjunction with the Company's audited consolidated financial statements prepared for the fiscal year ended January 31, 2002.

      Effective February 1, 2002, the Company made the year-end of certain of its subsidiaries, which had a December year-end, coterminous with that of the parent. Accordingly, the results of such subsidiaries for the month ended January 31, 2002, which amounted to a loss of $2.0 million (revenues of $0.9 million net of expenses of $2.9 million), were recorded as an adjustment to the opening accumulated deficit. The consolidated balance sheet as at October 31, 2002 reflects the balance sheets of such subsidiaries as at October 31, 2002. The consolidated results of operations and cash flows for the fiscal quarter ended October 31, 2002 and for the nine months ended October 31, 2002, reflect the results of operations and the cash flows of such subsidiaries for the three months and nine months ended October 31, 2002, respectively. For the purposes of the consolidated cash flow statement, the opening cash and cash equivalents reflect the cash and cash equivalents of such subsidiaries as at February 1, 2002.

3.    CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES
      Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper and in investment-grade dividend received deduction ("DRD") eligible securities issued by US corporations. Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less from the balance sheet date. Short-term marketable securities comprise debt securities with original maturities between three and 12 months from the balance sheet date. Long-term marketable securities comprise debt securities with original maturities in excess of 12 months from the balance sheet date and DRD eligible securities.

      During the quarter ended October 31, 2002, in connection with the Company's adoption of certain actions aimed in part at mitigating the risk of the Company being treated as a passive foreign investment company for US federal income tax purposes, the Company liquidated sufficient amount

--------------------------------------------------------------------------------
THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       28
      of debt securities to transfer $135.0 million in cash to its wholly-owned subsidiary, Descartes U.S. Holdings, Inc., as an additional equity investment. Descartes U.S. Holdings, Inc., subsequently purchased DRD eligible securities issued by US corporations, which are not anticipated to be treated as passive assets. Prior to these events, the Company's investments in debt securities were accounted for using the amortized cost method as the Company had the intent and ability to hold the debt securities to their maturity. As a result of these events, the Company's investment portfolio has been reclassified as "available for sale" and all debt securities have been marked to market with the resulting gain or loss included in other comprehensive gain (loss).

4.    TRADE RECEIVABLES
      Trade receivables are net of an allowance for doubtful accounts of $6.0 million (January 31, 2002 - $3.2 million).

5.    LONG-TERM INVESTMENTS
      During the quarter ended April 30, 2001, management conducted a review of the carrying value of the long-term investments acquired in fiscal 2001. As a result, management recorded a provision of $9.8 million against the carrying values of certain of these long-term investments for impairments considered to be other than temporary. The impairment resulted from the general market conditions for the technology industry and delays in achieving pre-established product development and revenue growth targets by certain of these investees.

6.    ACQUISITIONS
      In December 2001, in a cash transaction ($2.5 million), the Company acquired from Nocom AB, an information technology company headquartered in Sweden, Nocom's 70% ownership interest in Tradevision AB, a European provider of global connectivity and value-added software solutions for transportation logistics, also headquartered in Sweden. In October 2002, in a cash transaction ($0.7 million), the Company acquired the remaining 30% interest in Tradevision from SAS Cargo Group A/S, a transport solution provider headquartered in Denmark. The acquisition agreement also provides for an earn-out amount of a maximum of $0.7 million over a four-year period.

      Pursuant to these acquisitions, the Company commenced a plan of integration of the operations of Tradevision with those of Descartes on a global basis. These plans included the centralization of certain support functions such as finance, customer care, research and development in Waterloo, Ontario, and Atlanta, Georgia, and the consolidation of Tradevision's network infrastructure in Georgia. These integration plans resulted in severance costs of approximately $2.1 million, infrastructure consolidation costs of $1.2 million and office closure and other exit activity costs of $0.5 million. As at October 31, 2002, $1.2 million of the provision for the integration costs, comprised of $1.0 million of cash costs and $0.2 million of non-cash costs, has been drawn down.

      The total purchase price of $7.6 million, which included the cash considerations, the integration costs and other acquisition related expenses, resulted in a preliminary allocation of $4.1 million to goodwill and $3.3 million to intangible assets. The Company has engaged the services of an independent consultant to perform an appraisal of the acquired intangibles to determine the final allocation of the intangibles amongst assets such as trademark, customer listings and technology.

      Pursuant to the second step acquisition of the 30% minority interest, the Company has recognized the share of the minority shareholder's interest in the post acquisition losses of Tradevision not previously recognized in the results of operations.

7.    LOSS PER SHARE
      Basic and diluted loss per share amounts were calculated by dividing the loss by the weighted average number of common shares outstanding during the period. As a result of losses applicable to common shares, the options granted under the Company's stock option plan and the conversion privileges on the convertible debentures were excluded in the diluted loss per share calculation as their inclusion would have been antidilutive.

--------------------------------------------------------------------------------
THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       29

      As at October 31, 2002, the Company had 3,916,976 stock options granted and outstanding under the Company's Stock Option Plan. In addition, there were 436,059 stock options outstanding in connection with the option plans assumed or adopted pursuant to various acquisitions completed in the two fiscal years ended January 31, 2002.

      As at October 31, 2002, the Company had $72 million aggregate principal amount of 5.50% convertible unsecured subordinated debentures issued and outstanding. These debentures mature on June 30, 2005 and are convertible at the option of the holders into common shares at any time prior to June 30, 2003 at a price of $35 per share. The debentures are not redeemable prior to June 30, 2003. Subsequent to June 30, 2003, the debentures may be redeemed at the option of the Company, provided that the average closing price of the common shares on the Nasdaq National Market during the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125% of the conversion price. The Company may elect to satisfy the obligation to pay all or part of the aggregate principal amount of the debentures on redemption by delivery of that number of common shares obtained by dividing the principal amount of the debentures by 95% of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before the redemption date.

      In March 2002, pursuant to a normal course issuer bid, the Company purchased for cancellation $1.5 million principal amount of its convertible debentures. The debentures were purchased for $1.1 million resulting in an extraordinary gain of $0.4 million recorded in the first quarter of fiscal 2003.

      On August 1, 2002, the Company announced that it was offering to purchase for cancellation up to $51,428,571 aggregate principal amount of its 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005. The Company was to pay a cash price of $700 for each $1,000 principal amount of Debentures, plus accrued and unpaid interest. The offer was made by way of an issuer bid, which was to be open for acceptance until September 6, 2002, unless extended or withdrawn. On September 7, 2002, the Company announced that pursuant to the offer, it would acquire a nominal principal amount of the debentures (which acquisition was completed later in the quarter) and it did not intend to extend the offer. The acquisition of the debentures resulted in an extraordinary loss of $0.4 million (including costs associated with the offer) recorded in the third quarter of fiscal 2003.

8.    COMPREHENSIVE LOSS
      The components of comprehensive loss are shown in the table below:

        ------------------------- ------------------------------------------- -------------------------------------------
                                              Three Months Ended                           Nine Months Ended
        ------------------------- --------------------- --------------------- --------------------- ---------------------
        COMPREHENSIVE LOSS            OCTOBER 31,           October 31,          OCTOBER 31,            October 31,
                                         2002                  2001                 2002                   2001
        ------------------------- --------------------- --------------------- --------------------- ---------------------
        Loss                                (5,152)              (15,609)             (29,721)               (47,491)
        ------------------------- --------------------- --------------------- --------------------- ---------------------
        Foreign Currency                       976                 1,225                  157                    261
        Translation Adjustment
        ------------------------- --------------------- --------------------- --------------------- ---------------------
        Unrealized Mark to
        Market Gain on
        Marketable Debt
        Securities                             134                     -                  134                      -
        ------------------------- --------------------- --------------------- --------------------- ---------------------
                                            (4,042)              (14,384)             (29,430)               (47,230)
        ------------------------- --------------------- --------------------- --------------------- ---------------------

--------------------------------------------------------------------------------
THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       30

9.    SEGMENTED INFORMATION
      The Company operates in one business segment providing logistics solutions, including integrated software applications and network services. The following provides the Company's segmented information regarding geographic areas of operations:

      ------------------------- ------------------------------------------- -------------------------------------------
                                            Three Months Ended                           Nine Months Ended
      ------------------------- --------------------- --------------------- --------------------- ---------------------
      REVENUES                        OCTOBER 31,           October 31,          OCTOBER 31,            October 31,
                                         2002                  2001                 2002                   2001
      ------------------------- --------------------- --------------------- --------------------- ---------------------
      Americas                                12,625                12,570                35,167                42,957
      ------------------------- --------------------- --------------------- --------------------- ---------------------
      Europe                                   2,977                 3,676                13,719                12,858
      ------------------------- --------------------- --------------------- --------------------- ---------------------
      Asia and Australia                       1,899                 2,020                 3,467                 5,606
      ------------------------- --------------------- --------------------- --------------------- ---------------------
                                              17,501                18,266                52,353                61,421
      ------------------------- --------------------- --------------------- --------------------- ---------------------

      Revenues are attributed to individual regions based on location of customers' operations.

      ------------------------- ------------------------------------------- -------------------------------------------
      LONG-LIVED ASSETS                    OCTOBER 31, 2002                              January 31, 2002
      ------------------------- ------------------------------------------- -------------------------------------------
      Americas                                                     137,722                                     144,991
      ------------------------- ------------------------------------------- -------------------------------------------
      Europe                                                        10,663                                       6,381
      ------------------------- ------------------------------------------- -------------------------------------------
      Asia and Australia                                               334                                         312
      ------------------------- ------------------------------------------- -------------------------------------------
                                                                   148,719                                     151,684
      ------------------------- ------------------------------------------- -------------------------------------------

      Long-lived assets represent capital assets, goodwill and intangible assets that are attributed to individual geographic segments.

10.   RESTRUCTURING COST
      On August 2, 2001, due to the deterioration of global economic conditions, the Company announced its intention to implement a restructuring plan to lower the overall operating cost structure. The restructuring plan included a worldwide workforce reduction and the consolidation of excess office facilities.

      The workforce reduction program involved the reduction of 70 positions, or approximately 10% of the Company's workforce, across all business functions and geographic locations. The Company recorded a workforce reduction charge of $2.1 million related to severance and other payroll benefits of which $2.0 million has been paid as of October 31, 2002.

      The Company also recorded a restructuring charge of $1.9 million relating to the consolidation of excess office facilities and equipment. The closure or consolidation of office facilities comprised lease termination and non-cancellable lease costs as well as the write-off of redundant assets.

      The Company expects to complete its August 2001 restructuring plan during fiscal 2003. The activities of the restructuring plan are summarized as follows:

      ---------------- ------------------ ------------------- ------- ------------------------------------- -----------------
      AUGUST 2, 2001        Initial          Subsequent        Total         Cumulative Drawdowns               Remaining
      ANNOUNCEMENT       Restructuring       Cumulative               ----------------- -------------------    Provision as
                           Provision             Net                        Cash             Non-Cash         at October 31,
                                              Revisions                                                           2002
      ---------------- ------------------ ------------------- ------- ----------------- ------------------- -----------------
      Workforce
      Reduction                    2,058                  43   2,101           (2,021)                   -                80
      ----------------------------------- ------------------- ------- ----------------- ------------------- -----------------
      Consolidation
      of Excess
      Facilities and
      Equipment                    1,926                  35   1,961           (1,644)                (59)               258
      ---------------- ------------------ ------------------- ------- ----------------- ------------------- -----------------
                                   3,984                  78   4,062           (3,665)                (59)               338
      ---------------- ------------------ ------------------- ------- ----------------- ------------------- -----------------

--------------------------------------------------------------------------------
THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       31

      The cumulative net revisions to the August 2001 restructuring provision include estimates for additional costs of $0.5 million to be incurred for the completion of the closure of excess facilities identified under the August 2001 restructuring plan. These additional costs, which were recorded in the quarter ended July 31, 2002, are essentially offset by a $0.5 million reversal of the provision recorded in the quarter ended April 30, 2002 due to a favorable settlement reached with respect to the early termination of a certain redundant office facility in the United States. The consolidation of the remaining excess office facilities, as identified in the August 2001 restructuring plan, will continue in fiscal 2003 and could result in additional charges or reversals.

      On June 19, 2002, the Company announced that it had commenced further restructuring plans in order to align its cost structure with its network revenue model and to streamline its corporate operations. The plans included the centralization of certain support functions such as finance, customer care, research and development, and network services primarily in Waterloo, Ontario. The plans also include the consolidation of the Company's network infrastructure and data centre facilities in Ontario and Georgia. These restructuring plans have resulted in a reduction of workforce by approximately 120 employees, or 20% of the total workforce, across all geographic areas within which the Company operates. The reductions were concentrated within the finance, customer care, research and development, and network services functional areas. In conjunction with the above noted centralization plans and workforce reduction, the Company has also identified leased facilities, which are in excess of the Company's ongoing space requirements. The termination cost of these leased facilities along with the redundant leasehold improvements, furniture and fixture, and computer equipment are reflected in the restructuring provision. Furthermore, the restructuring provision reflects the cost of consolidation of data centre facilities. The Company has also commenced the development of an exit plan related to the process of consolidation of its network infrastructure, which has inherent capacity redundancies resulting from the acquisitions completed by the Company in the past three years. Restructuring charges and reserves for the network infrastructure costs will be recorded during the period in which the associated exit plan is approved.

      During the quarter ended October 31, 2002, the Company continued with its restructuring plans with further staff terminations of approximately 40 employees (including certain management layers) and recorded certain office closure costs as incurred. The additional staff termination and office closure costs in the quarter included certain initiatives that the Company undertook in facilitating the integration of its global operations with Tradevision AB (Note 6) pursuant to the acquisition of the interest of the minority shareholder in Tradevision. These additional restructuring initiatives which had commenced in anticipation of the acquisition of the minority interest in Tradevision, resulted in a charge of $1.7 million to the restructuring reserve.

      During the third quarter, the Company revised certain of its estimates with respect to office closure costs and redundant assets mainly due to the establishment and execution of selective redeployment of its redundant assets in its continuing global operations.

--------------------------------------------------------------------------------
THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       32

      The activities of the restructuring plan are summarized as follows:

      -------------------------- ----------------- ---------------- ------------- ------- -------------------------- -------------
      JUNE 19, 2002                   Initial           Net         Additions     Total         Cumulative             Remaining
      ANNOUNCEMENT                 Restructuring     Revisions        in the                     Drawdowns             Provision
                                     Provision     in the Third       Third               --------------------------     as at
                                                      Quarter        Quarter                Cash         Non-Cash      October 31,
                                                    Fiscal 2003       Fiscal                                              2002
                                                                       2003
      -------------------------- ----------------- ---------------- ------------- ------- -------------------------- -------------
      Workforce Reduction                    2,381                -         1,788   4,169     (2,688)           (90)        1,391
      -------------------------- ----------------- ---------------- ------------- ------- ------------ ------------- -------------
      Office Closure Costs                   3,399            (114)           908   4,193     (3,283)          (182)          728
      -------------------------- ----------------- ---------------- ------------- ------- ------------ ------------- -------------
      Redundant Assets                         839            (300)           173     712           -          (712)            -
      -------------------------- ----------------- ---------------- ------------- ------- ------------ ------------- -------------
      Data Centre Consolidations               550             (91)            74     533       (384)              -          149
      -------------------------- ----------------- ---------------- ------------- ------- ------------ ------------- -------------
                                             7,169            (505)         2,943   9,607     (6,355)          (984)        2,268
      -------------------------- ----------------- ---------------- ------------- ------- ------------ ------------- -------------

      The provision shown above does not include certain office closure costs, which will be recorded as restructuring charges as and when incurred.

11.   ACCOUNTING PRONOUNCEMENTS
      In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria by which intangible assets acquired in a business combination be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives, and be reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

      As required, the Company adopted the provisions of SFAS No. 141 effective July 1, 2001 and adopted the requirements of SFAS No. 142 effective February 1, 2002. Furthermore, any goodwill or other intangible asset determined to have an indefinite useful life that was acquired in a business combination completed after June 30, 2001 was not amortized, but was evaluated for impairment in accordance with previously existing accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized in fiscal year 2002.

      Effective February 1, 2002, the Company ceased amortization of all goodwill acquired on business combinations. Furthermore, under SFAS No. 141, the Company reclassified to goodwill the carrying value of its previously identified assembled workforce assets. As a result of this reclassification, the recorded goodwill as at February 1, 2002 increased by $3.9 million. The following table presents the impact of the SFAS 142 requirements on loss and basic and diluted loss per common share after extraordinary items as if the standard had been in effect beginning February 1, 2001:

      ---------------------------- ------------------------------------------------ -----------------------------------------------
                                                 Three Months Ended                               Nine Months Ended
      ---------------------------- ----------------------- ------------------------ ----------------------- -----------------------
                                         OCTOBER 31,             October 31,              OCTOBER 31,             October 31,
                                            2002                    2001                     2002                    2001
      ---------------------------- ----------------------- ------------------------ ----------------------- -----------------------
      Loss as Reported                            (5,152)                 (15,609)                (29,721)                (47,491)
      ---------------------------- ----------------------- ------------------------ ----------------------- -----------------------
      Goodwill Amortization
      Adjustment                                       -                    6,333                       -                  18,136
      ---------------------------- ----------------------- ------------------------ ----------------------- -----------------------
      Adjusted Loss                               (5,152)                  (9,276)                (29,721)                (29,355)
      ---------------------------- ----------------------- ------------------------ ----------------------- -----------------------
      Loss Per Share as Reported                   (0.10)                   (0.30)                  (0.57)                  (0.94)
         Basic and Diluted
      ---------------------------- ----------------------- ------------------------ ----------------------- -----------------------
      Adjusted Loss Per Share                      (0.10)                   (0.18)                  (0.57)                  (0.58)
          Basic and Diluted
      ---------------------------- ----------------------- ------------------------ ----------------------- -----------------------

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THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       33

      In adopting SFAS 142, the Company conducted the required transitional impairment test, using a valuation approach based on market capitalization, as of February 1, 2002, and concluded that no impairment of the goodwill has occurred. The Company also reviewed the other intangible assets acquired, concluding that no change need be made to the previously estimated useful lives of those items. These reviews were conducted by an independent consulting firm. Furthermore, the Company has designated February 1 as the date for its annual impairment test and as such no impairment was required to be recorded on February 1, 2002. Should the fair value of the Company's net assets, determined by the Company's market capitalization, be less than the carrying value of its net assets, the Company may have to recognize a goodwill impairment loss at future annual impairment test dates.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144") which supersedes SFAS No. 121. SFAS 144 also supersedes certain aspects of the Accounting Principles Board Opinion No. 30 ("APB 30"), "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," as related to the reporting of the effects of a disposal of a segment of a business. The adoption of the SFAS 144, which was effective for the Company's fiscal years beginning February 1, 2002, has not had a material impact on the Company's results of operations or its financial condition.

      In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements including rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, with early adoption of the provisions related to the rescission of SFAS No. 4 encouraged. The Company has treated the gains or losses on the purchase of convertible debentures for cancellation as extraordinary items. The classification of gains or losses realized on any future redemption of convertible debentures will be assessed under the requirements of SFAS No. 145.

      In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time. In the unusual circumstance in which fair value cannot be reasonably estimated, the liability shall be recognized initially in the period in which fair value can be reasonably estimated. These costs include, but are not limited to, the following:

       a. Termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract
       b.   Costs to terminate a contract that is not a capital lease
       c.   Costs to consolidate facilities or relocate employees.

      The provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002. The provisions of Issue 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of Issue 94-3 prior to this Statement's initial application. The Company's restructuring reserves and costs as outlined in
      Note 10 have been determined under the provisions of EITF Issue 94-3.

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THE DESCARTES SYSTEMS GROUP INC. - THIRD QUARTER ENDED OCTOBER 31, 2002       34